NEWS RELEASE OTCQB: CPPXF

Continental Affiliate VTT Lands Offshore Wind Energy Contract

Bergen, Norway - September 3, 2013 - Continental Energy Corporation (OTCQB: CPPXF) (the “Company”) an emerging international energy investment company, today announced that its affiliate, VTT Maritime AS ("VTT"), has been awarded a contract by Germany's BARD group to provide engineering services pertaining to the conversion of the offshore oil and gas construction vessel Edda Freya into the Ocean Zephyr and new duty as a dedicated maintenance vessel at the BARD Offshore 1 wind energy farm.

BARD Offshore 1 is located in 40m water depth in the North Sea approximately 100km NW of Germany's Borkum Island. It consists of 80 5-Megawatt wind turbines with a total nominal electrical generation capacity of 400 Megawatts. Construction of the wind energy farm was started in March 2010, completed last month, and will go online at full capacity in September 2013.

Bergen based VTT is a well established contractor to the North Sea offshore oil and gas industry. It provides a variety of maritime related engineering, planning, supervision, and management services. These include heavy lifting operations, anchoring and removal of drilling rigs, installation of foundations and anchoring systems for platforms and subsea production facilities, vessel inspections and testing, and vessel design and engineering.

The Company's Norwegian subsidiary, Visionaire Energy AS, owns a 49% stake in VTT. The Company also shares a common director with VTT, Mr. Johnny Christiansen, who also serves as Chairman of VTT's board of directors.

On behalf of the Company,

Robert V. Rudman, C.A.

Chief Financial Officer

Source:	Continental Energy Corporation
Media Contacts:	Robert Rudman, CFO, +1-561-779-9202, rrudman@continentalenergy.com
Further Info:	www.continentalenergy.com

No securities regulatory authority has either approved or disapproved the contents of this news release.

Forward Looking Statements -Any statements in this news release that are not historical or factual at the date of this release are forward looking statements. There are many factors which may cause actual performance and results to be substantially different from any plans or objectives described in any forward looking statements. Readers should also refer to the risk disclosures outlined in the Company's regulatory disclosure documents filed the Company with the Securities and Exchange Commission available at www.sec.gov. The Company assumes no obligation to update the information in this release.